 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Emmett, David A. (Last) (First) (Middle) 1455 E. McAndrews (Street) Medford, OR 97504 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 10, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
PremierWest Bancorp   PRWT
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	1,034	D
Common Stock	2,000	I	By IRA
Common Stock	8,691	I	E.T. Investments (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Emmett, David A. - April 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Option (40199) (right to buy)	04/10/1999 | 04/01/2009	Common Stock - 16,556	$3.990	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Gordon Crim, Attorney in Fact for ________________________________ 04-11-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)

Emmett, David A. - April 2002
Form 3 (continued)
FOOTNOTE Descriptions for PremierWest Bancorp PRWT

Form 3 - April 2002

David A. Emmett
1455 E. McAndrews
Medford, OR 97504
Explanation of responses:

(1)   This entity is controlled by Mr. Emmett and he has elected to report his ownership on an aggregate basis and disclaims any interest in those shares in which he does not own a pecuniary interest.

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